Exhibit 99.1

CONTACT INFORMATION:
USA:	Asia:
Phil O’Shaughnessy	Wynne Leong
(408) 546-6773	(65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

Creative Announces Q2 FY09 Financial Results

SINGAPORE – Jan. 22, 2009– Creative Technology Ltd today announced financial results for the second quarter of its 2009 fiscal year, ended December 31, 2008. All financial results are stated in U.S. dollars.

Revenues for the second quarter were $155.7 million, compared to revenues of $262.5 million for the same quarter last year. Net loss for the second quarter was $32.4 million, with loss per share of $0.44. This compares to net income of $7.6 million with earnings per share of $0.09 for the same period last year.

“Based upon the continuing decline we saw in market conditions in the second quarter, we took aggressive actions to reduce our inventory position, which negatively affected our gross margins in the period. We reduced our inventory position to $57.3 million, a 45 percent reduction from last quarter. Our performance was further impacted by the downward shift in other currencies against the US dollar from the previous quarter, which reduced our revenue and gross margins in Europe and contributed to a significant currency exchange loss in the period,” said Craig McHugh, president and COO of Creative. “Looking forward, we expect that the difficult market environment will continue to deterioriate. We are evaluating the structure of our field organizations so we can significantly reduce our operating expenses.”

Share Buyback Program

During the second quarter, Creative purchased 4.65 million shares under its share buyback program at an average price of $2.44.

# # #

About Creative

Creative is a worldwide leader in digital entertainment products. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed ZEN portable audio and media players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

This announcement refers to products and pricing sold in the United States of America. Pricing and product availability are subject to change without notice. Sound Blaster and ZEN are trademarks or registered trademarks of Creative Technology Ltd. in the United States and/or other countries. All other brand and product names are trademarks of their respective holder and are hereby recognized as such.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’ 000)

	(Unaudited) December 31, 2008	June 30, 2008
ASSETS
Current Assets:
Cash and cash equivalents	$264,163	$408,644
Accounts receivable, less allowances of $15,253 and $14,721	59,741	82,554
Inventory	57,303	99,788
Other assets and prepaids	25,808	39,563

Total current assets	407,015	630,549
Property and equipment, net	70,873	67,043
Investments	24,596	37,247
Other non-current assets	18,523	15,519

Total Assets	$521,007	$750,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$39,812	$66,507
Accrued liabilities	78,515	91,164
Income taxes payable	3,188	5,288
Current portion of long term obligations and others	11	100,019

Total current liabilities	121,526	262,978
Long term obligations	29,741	29,756
Advance payments from sale of building	122,967	127,563
Minority interest in subsidiaries	378	378
Shareholders’ equity	246,395	329,683

Total Liabilities and Shareholders’ Equity	$521,007	$750,358

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended December 31,		Six months ended December 31,
	2008	2007	2008	2007
Sales, net	$155,695	$262,536	$296,925	$447,093
Cost of goods sold	131,489	201,883	240,018	346,646

Gross profit	24,206	60,653	56,907	100,447

Operating expenses:
Selling, general and administrative	27,155	36,947	57,028	71,401
Research and development	15,379	16,671	33,053	31,654

Total operating expenses	42,534	53,618	90,081	103,055

Operating loss	(18,328)	7,035	(33,174)	(2,608)
(Loss) gain from investments, net	(3,501)	(2,121)	(12,305)	2,281
Interest income	1,539	2,869	3,297	5,768
Interest expense	(1,748)	(1,620)	(3,671)	(3,305)
Others	(10,051)	1,633	(18,111)	7,451

(Loss) Income before income taxes and minority interest	(32,089)	7,796	(63,964)	9,587
Income tax expense	(351)	(168)	(628)	(650)
Minority interest in loss	1	—	1	1

Net (loss) income	$(32,439)	$7,628	$(64,591)	$8,938

Basic (loss) earnings per share:	$(0.44)	$0.09	$(0.86)	$0.11
Weighted average ordinary shares outstanding (‘000)	73,706	82,902	75,010	83,253
Diluted (loss) earnings per share:	$(0.44)	$0.09	$(0.86)	$0.11
Weighted average ordinary shares and equivalents outstanding (‘000)	73,706	82,953	75,010	83,303

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

( Unaudited)

	Six Months Ended December 31,
	2008	2007
Cash flows from operating activities:
Net (loss) income	$(64,591)	$8,938
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of fixed assets	4,563	5,021
Amortisation of intangible assets	—	303
Deferred share compensation amortization	828	586
Minority interest in loss	(1)	(1)
Equity share in loss of unconsolidated investments	1,595	1,036
Loss on disposal of fixed assets	36	210
Write downs of investments and other non-current assets	12,361	6,854
Gain from investments, net	(56)	(2,186)
Gain on disposal of subsidiaries	—	(6,948)
Deferred income taxes, net	(47)	(17)
Foreign currency exchange gain	14,131	(3,882)
Dividend income	(96)	(422)
Gain on issue of treasury shares	(4)	—
Advance payments from sale of building	3,593	—
Changes in assets and liabilities, net:
Accounts receivable	15,032	33,416
Inventory	42,640	9,932
Other assets and prepaids	18,291	(8,352)
Accounts payable	(30,868)	3,663
Accrued and other liabilities	(15,344)	6,496
Income taxes	(2,100)	860

Net cash (used in) provided by operating activities	(37)	55,507

Cash flows from investing activities:
Capital expenditures, net	(2,233)	(7,846)
Proceeds from sale of fixed assets	47	75
Proceeds from sale of investments	152	4,427
Proceeds from sale of subsidiary	—	5,830
Purchase of new subsidiaries ( net of cash acquired)	(247)	—
Purchase of investments	(202)	(1,135)
Increase in other non current assets, net	(602)	—
Dividend income received	96	422

Net cash (used in) provided by investing activities	(2,989)	1,773

Cash flows from financing activities:
Proceeds from exercise of ordinary share options	10	14
Purchase of treasury shares	(19,135)	(8,527)
Repayments of debt obligations	(100,000)	(2,074)
Repayments of capital leases	(12)	(8)
Dividends paid to ordinary shareholders	—	(11,528)

Net cash used in financing activities	(119,137)	(22,123)

Net (decrease) increase in cash and cash equivalents	(122,163)	35,157
Effects of exchange rate changes on cash and cash equivalents	(22,318)	4,926
Cash and cash equivalents at beginning of year	408,644	250,480

Cash and cash equivalents at end of the period	$264,163	$290,563

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary Shares ‘000	Treasury Shares ‘000	Ordinary Shares $’000	Treasury Shares $’000	Other Reserves $’000	Unrealised Holding Gains (Losses) on Investments $’000	(Accumulated Losses) Retained Earnings $’000	Total $’000
Q209
Balance at July 1, 2008	83,626	(6,981)	300,100	(32,113)	59,286	3,377	(967)	329,683
Shares issued under employee options plans	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	(6,450)	—	(19,135)	—	—	—	(19,135)
Utilization of treasury shares for shares issued under employee option plans	—	3	—	10	(4)	—	—	6
Shares cancellation	(8,626)	8,626	(33,347)	33,347	—	—	—	—
Amortization of deferred share compensation	—	—	—	—	828	—	—	828
Comprehensive loss	—	—	—	—	—	(396)	(64,591)	(64,987)

Balance at December 31, 2008	75,000	(4,802)	266,753	(17,891)	60,110	2,981	(65,558)	246,395

Q208
Balance at July 1, 2007	83,622	—	300,086	—	53,949	24,240	30,295	408,570
Shares issued under employee options plans	4	—	14	—	—	—	—	14
Purchase of treasury shares	—	(2,000)	—	(8,527)	—	—	—	(8,527)
Dividends paid	—	—	—	—	—	—	(11,528)	(11,528)
Amortization of deferred share compensation	—	—	—	—	586	—	—	586
Comprehensive loss	—	—	—	—	—	(12,419)	8,938	(3,481)

Balance at December 31, 2007	83,626	(2,000)	300,100	(8,527)	54,535	11,821	27,705	385,634

CREATIVE TECHNOLOGY LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

	Three months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007
Revenue by geographical region :
Americas	30%	29%	27%
Europe	46%	43%	53%
Asia and rest of the world	24%	28%	20%
Revenue by product category :
Personal Digital Entertainment	54%	47%	56%
Audio	12%	14%	12%
Speakers and Headphones	22%	27%	25%
Others	12%	12%	7%